Exhibit 99.1

ITEM 1A. RISK FACTORS

Risks that might Delay or Reduce our Liquidating Distributions

We have recorded the value of the Resort and our remaining golf courses and liabilities at our best estimates of fair value as of March 26, 2007; however, we can provide no assurance that these estimates reflect the actual current market value for the applicable courses. As a result of our inability to provide any assurance regarding the estimates of the fair value of our assets, including the probability of negotiating and closing a sale of the Resort, at the present time, we do not believe that we are able to reliably project the amount of the total liquidating distributions we will make to the holders of our common stock over the remainder of the liquidation period and the amounts may be significantly less than our earlier projections. Further, while we have provided in this Report estimated adjustments to net assets in liquidation based upon the sale of the Resort for approximately $35.0 million and our interest in Parcel F for approximately $2.9 million, there can be no assurances that (i) we will be able to close a sale of the Resort for a price that will allow us to realize the estimated proceeds for the Resort, if at all or, (ii) that the owner of Parcel F will be able to close on a sale of Parcel F for the current contracted purchase price allowing us to realize our interest in the proceeds from the sale of Parcel F. Further, in the event that we are unsuccessful in negotiating the terms of a new agreement which will allow us to repurchase all of AEW’s series A preferred stock for a price of $20,000,000 or less, or if we negotiate such an agreement and are unable to repurchase AEW’s preferred stock for any reason, the assets available for distribution to the holders of our common stock, and the ultimate liquidating distributions to the holders of our common stock, will be reduced by the amount of any accrued dividends through the date that we redeem AEW’s shares. Even if we are able to successfully negotiate an agreement with AEW which would allow us to repurchase AEW’s preferred stock at a price that excludes dividends on the preferred stock, we may either be unable to sell the Resort at a time or under conditions which do not permit us to exercise our option. As a result of these factors, the estimated adjustments to net assets in liquidation provided in this report may prove incorrect and the amounts, if any, that we ultimately distribute as liquidating distributions may be significantly less than estimated.

Now that our Management Agreement with Westin is terminated, in addition to our obligation to pay termination fees to Westin, we were required to find a third party to manage the Resort or manage the Resort ourselves. We decided to manage the Resort ourselves.

The Management Agreement provides that we shall pay to Westin, subject to the terms of the Management Agreement termination fee of at least $5,500,000. As of October 31, 2006, the termination date of our Management Agreement with Westin, the termination fee is approximately $5,594,000. See disclosure of this obligation as accrued at December 31, 2006 in Note 10 to our consolidated financial statements contained in Part II, Item 8 of this Annual Report.  This fee must be paid to Westin upon the earlier of (i) a sale of the Resort or (ii) March 31, 2008. In the event that we are unable to sell the Resort by March 31, 2008 before this obligation becomes due, the payment of this fee could cause us severe liquidity problems.

We have retained substantially all of the former Westin on-site executive management team at the Resort, with the exception of the positions of general manager and controller which we have since filled through promotions of current Resort employees. Even with the former Westin on-site executive management team, we cannot guarantee that we will be as successful in managing the Resort as Westin has been because we do not have the Westin brand on the hotel and the synergies available to a global hotel chain. In the event that we prove less successful than Westin at managing the Resort, our results of operations and financial condition could be adversely affected.

If we are not able to sell the Resort and our other remaining golf property in a timely manner, obtain liquidity with respect to our interest in Parcel F, or obtain some form of additional financing, we may experience severe liquidity problems, not be able to meet the demands of our creditors, and ultimately become subject to involuntary bankruptcy proceedings.

In the event that we are unable to sell the Resort and our other remaining golf property as planned, realize proceeds from our interest in Parcel F, or obtain some form of additional financing, we may be unable to pay our obligations as they become due or upon demand. In addition, our ability to pay our obligations may be compromised if either of (i) our chief executive officer requires payment of outstanding performance milestone payments owed by us to him or (ii) our counsel demands payment before we are able to realize net cash proceeds from asset sales or financing sufficient to discharge those obligations. As of March 26, 2007, we owed approximately $1,647,000 and $107,000 in milestone payments plus accrued interest to our chief executive officer and to our former chief financial officer, respectively. We also owe a substantial sum in legal fees (approximately $3,101,000), including fees incurred in connection with the negotiation of agreements providing for the sale of the Resort.

Further, given that the Resort’s only source of cash is from operations of the Resort, and that the operational cash flow capacity of the Resort will likely not permit the Resort to maintain positive cash flow through-out 2007, we may be required to seek to provide additional capital to the Resort. We made intercompany advances to the Resort to support working capital needs in the amounts of $2,000,000, $400,000, $650,000, $600,000 and $120,000 in July 2004, September 2005, November 2005, October 2006 and February 2007 respectively. We also funded approximately $203,000 and $33,000 for the beginning phase of the technological infrastructure capital investment in October 2006 and November 2006, respectively. The $120,000 and the $33,000 funded in February 2007 and November 2006, respectively, were repaid to us from Resort operations in early March 2007. While current Resort cash flow projections for 2007 indicate that the Resort may be in a breakeven cash situation by year-end, a shortfall is anticipated by late summer to early fall due to certain obligations that the Resort must pay in August 2007, including obligations of approximately $1,060,000 for the quarterly rental pool distribution and $412,000 for the rental pool refurbishment payment. Therefore, a cash infusion of up to approximately $1,000,000 in the aggregate may be necessary to fund the short-fall. If we are unable to either improve the Resort’s operating cash flows or otherwise obtain liquidity, then the Resort may be unable to continue as a going concern. Further, the Resort’s credit capacity is limited. There are no assurances that additional intercompany advances will not be necessary prior to the consummation of a sale of the Resort. In the event that we must advance additional capital to fund operations at the Resort or our other operations, we may be required to seek financing (which we are currently pursuing) or raise further capital in order to meet our obligations when they come due. Further, we may also be required to use proceeds from the sale of our other assets to fund our operations and the operations of the Resort. There is no assurance that we will be able to obtain liquidity through (i) additional financing, (ii) our interest in a potential near term sale of Parcel F by its owner, or (iii) raise further capital or that we will have sufficient proceeds from assets sales from which to draw,  any funding that we receive will not contain restrictive covenants or other onerous terms. Additionally, we expect that the cash flow that we receive from the net operating income of the Stonehenge golf courses, if any, will not be substantial.

We are currently negotiating the terms of a three year non-revolving credit facility with a Tampa community bank for approximately $1,200,000. The proceeds of which would be used to finance renovations at the Resort restaurants, information technology infrastructure upgrades and other property improvements  at the Resort and to cover short-term working capital shortfalls. The three condominium units that we own at the Resort will serve as collateral for this loan. We are also seeking to obtain a revolving accounts receivable line of credit for at least $500,000. However, there can be no assurance that the Company will enter into this loan facility or that we will be able to obtain an accounts receivable credit line.

In the event we are not able to sell our remaining assets within a reasonable period of time and for reasonable amounts, obtain liquidity with respect to our interest in Parcel F, or close on the  additional financing discussed above, or if our expenses exceed our estimates, we may experience severe liquidity problems and not be able to meet our financial obligations to our creditors. If we cannot meet our obligations to our creditors, we could ultimately become subject to bankruptcy proceedings.

Our estimate of the Resort’s fair value, as recorded on our books for accounting purposes, is based on forward-looking estimates which are subject to change. We might sell the Resort for an amount less than our current estimate of its fair value, which could significantly reduce our liquidating distributions to holders of our common stock.

We do not believe we are able at this time to project the amount of the total liquidating distributions we will make to the holders of our common stock over the remainder of the liquidating period. The factors giving rise to this uncertainty include, without limitation, the following:

•         improvement in the financial performance of the Resort that we have observed since we took title in July 2004 may not continue;

•         our Settlement Agreement with our former borrower and related agreements that we entered with Westin may prove less successful than anticipated, and the performance of the parties to the Settlement Agreement may fall short of our expectations;

•         historical uncertainty surrounding the future of the Resort and as of October 31, 2006, the absence of Westin as manager of the Resort may create uncertainty for corporate meeting planners contracting for large corporate groups, and any such uncertainty may be used as a competitive advantage against us by our competitors when marketing their hotels against the Resort; and

•         uncertainty about our ability to close the transactions contemplated in any asset purchase agreement we may execute and the transactions costs therewith.

As a result of the foregoing, at the present time we will refrain from either making any adjustments (positive or negative) to any earlier reported range of distributions or proposing a new range. We may, however, be able to do so in future periods in the event that the quality and reliability of all information necessary to make estimates of cash flow and, correspondingly, value become more reliable. You should not assume that the liquidating distributions have not declined, perhaps in material amounts, from the historical projections we provided in earlier filings.

Our efforts to preserve the value of the Resort until we are able to consummate its sale may be unsuccessful, and we might ultimately sell our interest in the Resort for significantly less than our last estimate of its fair value. Accordingly, our assessment of the Resort’s fair value may change at some future date, perhaps in a material adverse manner, based on facts and circumstances at that time, and the Resort’s value may again be written-down.

The conclusion of the Company’s negotiations with AEW which will allow us to repurchase all of AEW’s series A preferred stock plus accrued dividends for a price of $20 million or less is pending evidence or confirmation to AEW of a sale to demonstrate our ability to close on the transaction to repurchase all of the series A preferred stock from AEW.  As a result of our assumption that these negotiations will lead to an executed agreement, we have not recorded in our net assets a liability for the accrual of preferred dividends payable for the quarter beginning July 1, 2001 or for  subsequent quarters. We can provide no assurance, however, that a final agreement will be executed with AEW.  Further, even if we successfully execute such an agreement with AEW, we may be unable to negotiate a financing arrangement through our existing lender relationships or otherwise procure sufficient funding to permit us to exercise that repurchase right and close the repurchase prior to its expiration.  In the event that either we are unable to reach an agreement with AEW, or we are unable to exercise any repurchase right and close the repurchase under any agreement we may reach with AEW, we may be required to pay AEW all or a portion of the preferred dividends for which we have not recorded a liability, reducing our liquidating distributions to holders of our common stock.

On April 12, 2006, we executed an Option Agreement with AEW, the holder of all of our series A preferred stock, in which AEW granted us an option to purchase, on or before June 30, 2006, the 800,000 shares of our series A preferred stock held by AEW, including, without limitation, all of AEW’s rights to due and unpaid principal, accrued and unpaid dividends and liquidation preferences. The exercise price of this option was approximately $20 million, and excluded dividends that would accrue to the series A preferred stock pursuant to existing contractual obligations. As previously reported, this option expired by its terms on June 30, 2006.

The conclusion of our negotiations with AEW which will allow us to repurchase all of AEW’s series A preferred stock plus accrued dividends for a price of $20 million or less is pending evidence or confirmation of a sale to demonstrate our ability to close on the transaction to repurchase all of the series A preferred stock.

As a result of our assumption that these negotiations will lead to an executed agreement, we have not recorded in our net assets for the year ended December 31, 2006 either (i) a liability of $12,522,000 for the accrual of quarterly preferred dividends for the period July 1, 2001 to December 31, 2006 or (ii) additional dividend accruals of $625,000 for each subsequent quarter through the date that the exit transaction is ultimately consummated and liquidation payments are made to AEW.   Absent either an agreement by a third party to assume all or a portion of our accrued preferred dividend obligation or an agreement by AEW to forgive all or a portion of our preferred dividend obligations, (neither of which have occurred), we will be required to accrue, and ultimately pay in liquidating distributions to AEW, these preferred dividends.  Any preferred dividends which we are required to pay to AEW ultimately would reduce the net assets available to stockholders in liquidation and correspondingly the estimated liquidation distribution per common share.  As of December 31, 2006, if we were required to pay AEW accrued dividends through that date, our liquidating distributions would be reduced by $1.73 per common share or OP unit of the Operating Partnership outstanding on that date.

At the present time, we have not executed a binding agreement with AEW.  There are no assurances that we will successfully execute such an agreement with AEW, or that the terms of any agreement that we may execute with AEW will not be more onerous to us than we currently anticipate.  Further, even if we are able to execute an agreement with AEW which permits us to repurchase the series A preferred stock at $20 million or less, we may be unable to negotiate a financing arrangement through our existing lender relationships or otherwise procure sufficient funding to permit us to exercise that repurchase right and close the repurchase prior to its expiration.  In the event that we execute an agreement with AEW and we are unable to repurchase AEW’s series A preferred stock in accordance with the terms of that agreement, in addition to the requirement that we pay accrued dividends to AEW, we expect that agreement also would subject us to penalties or grant AEW additional rights with respect to us and our remaining assets which will be prejudicial to us and our assets.

We cannot guarantee that we will be able to enter into a binding agreement for the sale or other disposition of the Resort.

In connection with our efforts to sell the Resort, we intend to negotiate and execute a binding asset purchase agreement.  Thereafter, any closing pursuant to an executed asset purchase agreement will be conditioned upon, among other things, consideration and approval of the transaction by the Special Committee of our Board and the receipt of a satisfactory fairness opinion. We cannot assure you that we will enter into an asset purchase agreement for the Resort or, if we do so, that all conditions to closing will be satisfied and the Resort will be sold. Further, the price that we receive if we sell the Resort might be less than the then applicable carrying value of the Resort on our financial statements. Significant legal and other costs and expenses will be incurred in connection with the negotiation of any sale of the Resort, and these costs and expenses will further reduce the liquidating distributions that we make to the holders of our common stock.

We took ownership of the Resort on July 16, 2004 pursuant to a global Settlement Agreement providing for the assumption of certain existing or modified financial obligations of our former borrower. We are now responsible for any negative cash flow of the Resort. If the amount of assumed liabilities and expenditures with respect to the Resort exceed our expectations, our liquidating distributions to common stockholders could be reduced.

On July 15, 2004, we entered a Settlement Agreement with our former borrower relating to our June 1997 $79.0 million loan to our former borrower. This loan was secured by a mortgage on the Resort we made to an unaffiliated borrower. As part of the Settlement Agreement, we assumed certain financial obligations of the borrower, such as refurbishment expenses paid by the condominium owners, a modified termination rights fee and outstanding golf facility management fees payable to Troon. As the owner of the Resort, we are responsible for any negative cash flow associated with its ownership and operation of the Resort. As a result of the assumption of these liabilities and our responsibility for any negative cash flow, we face the risk that our ultimate liabilities and expenditures might be greater than expected. In that case, our cash available for distribution and the ultimate amount of our liquidating distributions to the holders of our common stock could be less than our expectations. In 2005, we funded $1,050,000 and in 2006, we funded $600,000 to address seasonal cash flow shortfalls plus we funded approximately $203,000 and $33,000 for the beginning phase of the technological infrastructure capital investment in October 2006 and November 2006, respectively.   In February 2007, we funded approximately $120,000 for a temporary operating cash shortfall which was subsequently repaid in early March 2007 along with the $33,000 originally advanced in November 2006.  We expect that additional intercompany advances of up to $1,000,000 in the aggregate might be required by late summer to early fall deal with timing issues related to the refurbishment payments due in May and August.

Although the revenues of the Resort have increased since we took title to it, we can provide no assurance that the Resort’s future performance will continue to show improvement. If we do not continue to improve the Resort’s financial performance, our recovery with respect to this asset might be significantly delayed or fail. A delay in our recovery of the Resort might reduce the net proceeds that we ultimately receive upon a sale of the Resort to less than our current estimate of the Resort’s fair value (approximately $37.9 million including our interest in certain real estate), and we may be forced to use funds that otherwise might be distributed to our stockholders, if any, to fund cash shortages of the Resort, causing our liquidating distributions to holders of our common stock to be substantially reduced. Our estimate of the Resort’s fair value, as recorded on our books for accounting purposes, is based on forward-looking estimates which may be materially optimistic and subject to adverse change. We can provide no assurance of success under the Settlement Agreement, or the future success of the Resort.

Stockholder litigation related to the plan of liquidation could result in substantial costs and distract our management.

Extraordinary corporate actions, such as our plan of liquidation, often lead to securities class action lawsuits and derivative litigation being filed against companies such as ours. We became involved in this type of litigation in connection with our plan of liquidation (and the transactions associated with it) in a legal action we refer to as the Crossley litigation. During the second quarter of 2003, the Crossley claim was dismissed with prejudice on our motion for summary judgment. Accordingly, the lawsuit was dismissed and the plaintiff will not be allowed to refile the claim, although the plaintiff could appeal the dismissal. We subsequently entered into a non-monetary settlement with the plaintiff whereby the plaintiff agreed not to appeal the dismissal and we agreed not to seek reimbursement of our legal costs from the plaintiff. Even though the Crossley litigation has been dismissed, we face the risk that other claims might be brought against us. Any such litigation would likely be expensive and, even if we ultimately prevail, the process would divert management’s attention from implementing the plan of liquidation and otherwise operating our business. If we do not prevail in any such litigation, we might be liable for damages. It is not possible to predict the amount of such potential damages, if any, but they might be significant. Any damage liability would reduce our cash available for distribution and the ultimate amount of our liquidating distributions to holders of our common stock.

If we are unable to retain at least one of our key executives and sufficient staff members to complete the plan of liquidation in a reasonably expeditious manner, our liquidating distributions might be delayed or reduced.

Our ability to consummate sales transactions for our other interests in golf courses depend to a large extent upon the experience and ability of our president and chief executive officer, W. Bradley Blair, II and his experience and familiarity with our assets, our counter-parties and the market for golf course sales.  We believe that a loss of Mr. Blair’s services could materially harm our ability to complete the plan of liquidation in a reasonably expeditious manner and our prospects of selling our assets at the best potential prices.

The potential resignation of Mr. Blair poses a relatively greater risk at this time in light of the fact that Mr. Peters, our Senior Vice President and Chief Financial Officer and Secretary resigned effective February 5, 2007.  If Mr. Blair were to resign, we would likely seek to hire a replacement for Mr. Blair. The cost that we incur to replace Mr. Blair would likely depend upon our determination of the experience and skills that must be possessed by his replacement in light of our financial condition, our assets remaining to be liquidated, and the complexity of any issues bearing on us and the liquidation at that time.

Our ability to complete the plan of liquidation in a timely manner as soon as reasonably practicable also depends on our ability to retain our key non-executive employees, in particular our principal accounting officer. Those employees may seek other employment rather than remaining with us throughout the process of liquidation, even though they generally would lose their eligibility for severance payments by resigning. If we are unable to retain enough qualified staff to complete our plan of liquidation in a reasonably expeditious manner, liquidating distributions might be delayed or reduced.

If we are unable to consummate a sale of the Resort or our other remaining golf courses at our revised estimates of their respective values, our liquidating distributions might be delayed or reduced.

In addition to the four golf courses at the Resort, we have one other property (or two eighteen-hole equivalent golf courses). In calculating our projected liquidating distributions, we assumed that we would be able to find buyers for the Resort and our other remaining property at purchase prices equal to our estimates of their respective fair market values. However, our estimates of the sales prices of the Resort and our other remaining property may exceed the prices we eventually receive. At December 31, 2005, we recorded a $2.421 million write-down in the value of the Resort to $35.0 million (excluding our interest in Parcel F) based on market indications of interest. Should we not be able to execute a purchase and sale agreement with a buyer at our current carrying value,  we might be required to lower our asking price for the Resort and our other remaining property below our estimate of their fair value. If we are not able to find new buyers for these assets in a reasonably expeditious manner, or if we have overestimated the sales prices we will ultimately receive, our liquidating distributions to the holders of our common stock will be significantly delayed or reduced.

At the present time, we do not believe we are able to reliably project the amount of the total liquidating distributions we will make to the holders of our common stock over the remainder of the liquidation period. Accordingly, you should not rely on the valuations or ranges earlier provided as representative of our current views on the subject.

If we are unable to realize the value of a promissory note taken as part of any purchase price, our liquidating distributions might be reduced.

In some golf course sales, we may agree to receive promissory notes from the buyer as a portion of the purchase price. Promissory notes are often illiquid. If we are not able to sell the promissory note without a great discount, or in the case of a short-term note, if we hold it to maturity and the maker ultimately defaults, our liquidating distributions might be reduced.  We currently do not have any outstanding notes receivable.

Decreases in golf course values caused by economic recession and/or additional terrorist activity might reduce the amount for which we can sell our assets.

The value of our interests in golf courses might be reduced, and substantially so, by a number of factors that are beyond our control, including the following:

•         adverse changes in the economy, prolonged recession and/or additional terrorist activity against the United States or our allies, or other war-time activities might increase public pessimism and decrease travel and leisure spending, thereby reducing golf course operators’ revenues (particularly destination-resort golf course revenues) and diminishing the resale value of the affected golf courses;

•         increased competition, including, without limitation, increasing numbers of golf courses being offered for sale in our markets or nationwide;

•         continuing imbalance in supply and demand in the golf course industry; and

•         changes in real estate tax rates and other operating expenses.

Any reduction in the value of our golf courses would make it more difficult for us to sell our assets for the amounts and within the time-frames that we have estimated. Reductions in the amounts that we receive when we sell our assets could decrease or delay our payment of liquidating distributions to our stockholders, perhaps in substantial ways.

If our liquidation costs or unpaid liabilities are greater than we expect, our liquidating distributions might be delayed or reduced, potentially in a substantial manner.

Before making the final liquidating distribution to the holders of our common stock, we will need to pay all of our transaction costs pertaining to the liquidation and all valid claims of our creditors, which we expect will be substantial. Our board may also decide to acquire one or more additional insurance policies covering unknown or contingent claims against us, including, without limitation, additional directors’ and officers’ liability insurance, for which we would pay an additional premium based upon market prices prevailing at the time of any such purchase. In addition, if we form a liquidating trust, we expect to have additional expenses in connection with the formation thereof and for such for items such as insurance for the trustees. We have estimated such transaction costs in calculating the amount of our projected liquidating distributions. To the extent that we have underestimated costs and expenses in calculating our historical projections, our actual aggregate liquidating distributions will be lower than we have historically projected, and perhaps by substantial amounts.

The holder of our series A preferred stock might exercise its right to appoint two directors to our board of directors, which might result in decisions that prejudice the economic interests of our common stockholders in favor of our preferred stockholders.

We entered into a voting agreement with the holder of our series A preferred stock, AEW, pursuant to which the holder agreed to vote in favor of our plan of liquidation. The voting agreement provided that if we failed to redeem our series A preferred stock by May 22, 2003, the holder of the series A preferred stock would be entitled to require us to redeem the series A preferred stock. We received such a demand from the holder of our series A preferred stock on May 23, 2003; however, we do not have cash available to redeem the holder of our series A preferred stock. Our default in making a timely redemption payment gives the holder of our series A preferred stock the right under the voting agreement to appoint two new directors to our board. Our series A preferred stock charter also gives the holder of our series A preferred stock the right to elect two new directors if and when dividends on its series A preferred stock are in arrears for more than six quarters. We have not paid a quarterly dividend since the dividend paid for the second quarter of 2001. These director election rights are not cumulative, which means that the holder of our series A preferred stock may elect two, but not four, new directors. The current holder of our series A preferred stock, AEW, informed us previously that it does not currently intend to exercise its director election rights. However, it might decide to exercise such right at any time in the future. The appointment of such directors to our board might reduce the efficiency of our board’s decision-making or result in decisions that prejudice the economic interests of the holders of our common stock in favor of the holder of our series A preferred stock.

Distributing interests in a liquidating trust may cause you to recognize gain prior to the receipt of cash.

As we contemplate the sale of our remaining assets and the wind-up of the Company, as contemplated by our plan of liquidation, we may elect to contribute our remaining assets and liabilities to a liquidating trust. Our stockholders would receive interests in the liquidating trust, our corporate existence would terminate and our shares would no longer trade publicly. The plan of liquidation prohibits us from contributing our assets to a liquidating trust unless and until our series A preferred stock has been redeemed in full or until such time as it consents to such a contribution.

For tax purposes, the creation of the liquidating trust should be treated as a distribution of our remaining assets to our stockholders, followed by a contribution of the same assets to the liquidating trust by our stockholders. As a result, we will recognize gain or loss inherent in any such assets, with any gains offset by available net operating loss carry-overs (discussed above). In addition, a stockholder would recognize gain to the extent his share of the cash and the fair market value of any assets received by the liquidating trust was greater than the stockholder’s basis in his stock, notwithstanding that the stockholder would not contemporaneously receive a distribution of cash or any other assets with which to satisfy the resulting tax liability, and would not be able to transfer its interests in the liquidating trust.

In addition, it is possible that the fair market value of the assets received by the liquidating trust, as estimated for purposes of determining the extent of the stockholder’s gain at the time interests in the liquidating trust are distributed to the stockholders, will exceed the cash or fair market value of property ultimately received by the liquidating trust upon its sale of the assets, in which case the stockholder may not receive a distribution of cash or other assets with which to satisfy any tax liability resulting from the contribution of the assets to the liquidating trust. In this case, the stockholder would recognize a loss in a taxable year subsequent to the taxable year in which the gain was recognized, which loss might be limited under the tax code.

If we do not distribute our assets to a liquidating trust and, instead, continue to operate as a regular corporation until all of our assets are sold, we would recognize gains or losses upon the sale of assets for federal income tax purposes. Since we are no longer a REIT, we could be subject to income tax on any recognized gains. If we were to recognize taxable gains in a year before consideration of net operating loss carryovers, we could be subject to alternative minimum tax. Generally, for tax years ending after December 31, 2002, the use of net operating loss carryovers to reduce alternative minimum taxable income is limited to 90% of alternative minimum taxable income. Therefore, tax at a rate of 20% could be imposed on our alternative minimum taxable income that cannot be reduced by net operating loss carryovers. If a liquidating trust is formed, our net operating loss carryovers will not be available to reduce any gains recognized within the trust. However, the trust will have a tax basis equal to the fair market value of its assets at the date the liquidating trust is formed. Any gain recognized by the trust would thus be the result of either appreciation in the value of the assets during the time that they are owned by the trust, or an initial underestimation of the fair market value of the assets at the time the trust is formed.

Our common stock may be de-listed from American Stock Exchange, which would make it more difficult for investors to sell their shares.

Currently, our common stock trades on the American Stock Exchange, or Amex. We cannot assure you that we will be able to maintain our listing on Amex or any other established trading market. Among other things, Amex has considerable discretion with respect to listing standards, which include qualitative and quantitative criteria, some of which are beyond our control. Further, in the event that we form a liquidating trust, we expect that we would de-list from the Amex.

We cannot assure you that we will be able to maintain our listing on Amex, or predict the degree to which an involuntary delisting would harm our business and the value of your investment. If our common stock were to be de-listed from Amex, either as a result of voluntarily action by us or by Amex because we no longer meet the Amex listing standards, it could severely limit the liquidity of the common stock and your ability to sell our securities in the secondary market.

We and our subsidiary, GTA-IB LLC, expect to incur significant compliance costs relating to the Exchange Act and Sarbanes-Oxley Act.

We and our subsidiary, GTA-IB, LLC, are required to comply with the reporting requirements of the Exchange Act as they apply to non-accelerated filers. As such, both entities must timely file Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and Current Reports on Form 8-K, among other actions. Further, recently enacted and proposed laws, regulations and standards relating to corporate governance and disclosure requirements applicable to public companies, including the Sarbanes-Oxley Act and new SEC regulations have increased the costs of corporate governance, reporting and disclosure practices which are now required of us and of GTA-IB. We were formed prior to the enactment of these new corporate governance standards, and as a result, we did not have all necessary procedures and policies in place at the time of their enactment. Our efforts to comply with applicable laws and regulations, including requirements of the Exchange Act and the Sarbanes-Oxley Act, are expected to involve significant, and potentially increasing, costs. Costs incurred in complying with these regulations may reduce the amount of cash available for liquidating distributions.

The Sarbanes-Oxley Act and related laws, rules and regulations create legal bases for administrative enforcement, civil and criminal proceedings against us in case of non-compliance, thereby increasing our risk of liability and potential sanctions. Costs incurred in defending against any such actions or proceedings, and any liability or sanctions incurred in connection with such actions or proceedings, could negatively affect the amount of cash available for liquidating distributions.

Risks Relating to the Resort

In the event that the Resort does not provide sufficient cash flow to us, we may be forced to reduce capital expenditures and improvements at the Resort, diminishing the value of the Resort.

As the owner of the Resort, we are responsible for any negative cash flow associated with its operation. As a result of our assumption of these liabilities and our responsibility for any negative cash flow of the Resort, we may be exposed to liabilities and expenditures exceeding our expectations or ability to pay. In the event cash flow is insufficient to fund planned improvements, our ability to rent the units in the Rental Pool may decline. A decline in the rental rates that can be charged for the units or related vacancies resulting from our inability to make necessary capital expenditures may cause the value of the Rental Pool units, and the Resort, to decline.

The Resort’s performance may not provide adequate resources to fund the refurbishment reimbursement to the Rental Pool participants.

Pursuant to GHR’s arrangement with many of the persons who own condominium units at the Resort, the condominiums owned by these participating persons are placed in a securitized pool and rented as hotel rooms to guests of the Resort. We refer to this securitized pool of participating condominiums as the Rental Pool. In addition to the current Rental Pool agreement, GHR agreed with the Association that GHR would reimburse 50% of the refurbishment costs, plus accrued interest at 5% per annum on the unpaid balance of that portion of the unpaid refurbishment costs which we are required to reimburse. This amount will be reimbursed to participating condominium owners (or transferees of their condominium unit(s)) over the five-year period beginning in 2005. The reimbursement is contingent on the units remaining in the Rental Pool from the time of their refurbishment through 2009. If the unit does not remain in the Rental Pool during the reimbursement period from 2005 through 2009, the owner or successor owner forfeits any unpaid installments at the time the unit is removed from the Rental Pool.  In addition, GTA IB agreed to provide refurbishment reimbursement for units placed into the rental pool during 2005 at a level of 25% of the applicable condominium owner’s investment in the refurbishment.  We refer to this program as Phase 5. Interest on the Phase 5 liability is accrued at a rate of 2.5% per annum and paid quarterly. Principal payments for Phase 5 begin in the first quarter of 2008 and will be paid quarterly through the fourth quarter of 2012.  The reimbursement is contingent on the units remaining in the Rental Pool from the time of their refurbishment through 2012. If the unit does not remain in the Rental Pool during the reimbursement period from 2005 through 2012, the owner or successor owner forfeits any unpaid installments at the time the unit is removed from the Rental Pool.  As of March 26, 2007, 614 units were participating in the Rental Pool.

Accordingly, maintaining condominium owner participation in the Rental Pool is very important to the continued economic success of the Resort. We assumed certain existing or modified financial obligations of GHR, including its responsibilities regarding the administration of the condominium unit Rental Pool, when we took ownership of the Resort pursuant to the Settlement Agreement. Also as part of the Settlement Agreement, we assumed GHR’s obligation to reimburse the refurbishment expenses paid by the condominium owners.

As owner of the Resort, we are responsible for any negative cash flow associated with the ownership and operation of the Resort. As a result of the assumption of these liabilities and our responsibility for any negative cash flow, we face the risk that our ultimate liabilities and expenditures might be greater than we expected. In that case, we may not have sufficient cash available for the payment of the refurbishment expenses relating to the Rental Pool units, or we may otherwise decide not to use our funds in this manner. If this occurs, a disagreement involving the funding for the Rental Pool may arise, and this disagreement could both divert our management’s attention from the operation of the Resort and prove costly to the parties to any such dispute.

The number of Rental Pool units may decline if current owners find alternative uses of the units more attractive than participating in the Rental Pool, reducing the number of available Rental Pool units and diminishing the value of the remaining units.

Participants in the Rental Pool may decide that alternative uses of their condominium units are more attractive than participating in the Rental Pool. In particular, condominium owners may determine that it is more financially advantageous to rent their units to longer term tenants, or to live in their units rather than paying to live elsewhere and allowing their units to participate in the Rental Pool. Any such reduction in the number of participants in the Rental Pool may result in increased pro-rata costs and reduced revenues for the remaining Rental Pool participants. In particular, a decrease in the number of participants in the Rental Pool will result in higher per capita costs relating to fixed costs that are incurred in connection with the administration of the Rental Pool. In the event that the number of units in the

Rental Pool declines below 575, our obligation to reimburse refurbishment expenses for the units will be abated until the number of units in the Rental Pool is restored to 575 or higher. As of March 26, 2007, the number of units participating in the Rental Pool is 614.

Severe weather patterns experienced by Florida during 2004 and the southeastern portion of the United States during 2005 could result in depressed bookings, adversely affecting the Resort’s results of operations and reducing proceeds to the participants in the Rental Pool.

We expect that bookings at the Resort during the late summer and early fall of future years may be adversely affected as a result of a series of hurricanes that affected Florida during 2004 and the southeastern portion of the United States during 2005. Our management detected such an adverse effect in 2005. In particular, the hurricane and tropical storm weather that occurred during 2004 and 2005 may have increased the awareness of potential guests, particularly those not residing in the southeastern portion of the United States, to the danger that hurricanes and tropical storms are present. We expect that potential guests may be more reluctant to book rooms in regions subject to such weather patterns. In particular, it is possible that groups will choose alternative destinations for travel during the hurricane season. In the event that potential guests and groups choose alternative destinations as a result of these weather-related concerns, the Resort may experience lower bookings and reduced revenues, which in turn will result in reduced distributions to the Rental Pool participants.

Severe weather patterns could further intensify the seasonal nature of the results of the Resort.

The hotel industry is cyclical in nature. Our business has historically been weaker during the third quarter of each year. In the event that we suffer from reduced bookings as a result of hurricane-related concerns of potential guests, this effect could reduce the revenues to the Resort in the third quarter of each year, increasing the disparity between our results in the third quarter as compared to other quarters. This increased cyclicality could make it more difficult for us to project the results of the Resort, and may result in a lower than expected percentage of the Resort’s fixed costs being offset by revenue during the third quarter.

We are subject to all the operating risks common to the hotel industry which could adversely affect our results of operations.

Operating risks common to the Resort include:

•       changes in general economic conditions, including the timing and robustness of the recovery in the United States from an economic downturn and the prospects for improved performance in other parts of the world;

•       the impact of war and terrorist activity (including threatened terrorist activity) and heightened travel security measures instituted in response thereto;

•       domestic and international political and geopolitical conditions;

•       decreases in the demand for transient rooms and related lodging services, including a reduction in business travel as a result of general economic conditions;

•       the impact of internet intermediaries on pricing and our increasing reliance on technology;

•       cyclical over-building in the hotel industry which increases the supply of hotel rooms;

•       changes in travel patterns;

•       changes in operating costs, including, but not limited to, energy, labor costs (including the impact of unionization), workers’ compensation and health-care related costs, insurance and unanticipated costs such as acts of nature and their consequences;

•       disputes with the managers and former managers of the Resort which may result in litigation;

•       the availability of capital to allow us to fund renovations and investments at the Resort; and

•       the financial condition of the airline industry and the impact on air travel.

General economic downturns, or an increase in labor or insurance costs, may negatively impact our results.

Moderate or severe economic downturns or adverse conditions may negatively affect the operations of the Resort. These conditions may be widespread or isolated to one or more geographic regions. A tightening of the labor markets in Florida may result in fewer and/or less qualified applicants for job openings at the Resort. Higher wages, related labor costs and the increasing cost trends in the insurance markets may negatively impact our results as these costs increase. A general economic downturn, or increase in expenditures on insurance and labor costs, would adversely impact the operations of the Resort, potentially reducing funding that we provide to the Rental Pool and negatively impacting our results.

If we are unable to successfully compete for customers, it may adversely affect our operating results.

The hotel industry is highly competitive. The Resort competes for customers with other hotel and resort properties. Some of our competitors may have substantially greater marketing and financial resources than we do, and they may improve their facilities, reduce their prices, or expand or improve their marketing programs in ways that adversely affect the Resort and our operating results.

Internet reservation channels may negatively impact our bookings and results of operations.

Internet travel intermediaries such as Travelocity.com®, Expedia.com® and Priceline.com® are attempting to commoditize hotel rooms by increasing the importance of price and general indicators of quality at the expense of brand or property-specific identification. These travel intermediaries hope that consumers will eventually develop brand loyalties to their reservations system rather than to lodging brands. Although we expect to derive most of our business from traditional channels, if the amount of sales made through internet intermediaries increases significantly, our business and profitability may be significantly harmed.

The Resort places significant reliance on technology.

The hospitality industry continues to demand the use of sophisticated technology and systems including technology utilized for property management, procurement, reservation systems, operation of customer loyalty programs, distribution and guest amenities. These technologies can be expected to require refinements and there is the risk that advanced new technologies will be introduced. There can be no assurance that as various systems and technologies become outdated or new technology is required we will be able to replace or introduce them as quickly as our competition or within budgeted costs for such technology. Further, there can be no assurance that we will achieve the benefits that may have been anticipated from any new technology or system.  Now that the Westin Management Agreement is terminated, we have begun the capital improvement project of upgrading the technological infrastructure of the Resort and replacing certain components which are proprietary to Westin.   Our projections indicate that the replacement of these components could require us to make an investment in the range of $1.0 to $2.0 million of which we funded $203,000 and $33,000 in October 2006 and November 2006, respectively.  Additionally, there are risks associated with transferring the data and ensuring that there are no interruptions in the operations of the Resort.  There are no assurances that such technological components can be identified, purchased and implemented in a cost effective and efficient manner.

The Resort is capital intensive, and may become uncompetitive in the event that sufficient financing is not available.

For the Resort to remain attractive and competitive, we must spend money periodically to keep the properties well maintained, modernized and refurbished. These expenditures result in an ongoing need for cash. From time to time, it may also be necessary to undertake material capital expenditure projects at the Resort such as the upgrading of the technological infrastructure at the Resort. To the extent we cannot fund expenditures from cash generated by the Resort’s operations, we must seek to obtain funds by borrowing or otherwise. We may be unable to find such financing on favorable terms, if at all. To the extent that we are unsuccessful in obtaining such financing, it could adversely impact the Resort’s results from operations.

As discussed previously, we are currently negotiating the terms of a three year non—revolving credit facility with a Tampa community bank for approximately $1,200,000.  The proceeds of which would be used to finance renovations at the Resort restaurants, information technology infrastructure upgrades and other property improvements  at the Resort and to cover short-term working capital shortfalls.  The three condominium units that we own at the Resort will serve as collateral for this loan.  We are also seeking to obtain a revolving accounts receivable line of credit for at least $500,000.  However, there can be no assurance that the Company will enter into this loan facility or that we will be able to obtain an accounts receivable credit line.

Our investment in the Resort is subject to numerous risks, which could adversely affect our income.

As a result of our ownership of the Resort, we are subject to the risks that generally relate to investments in real property. The investment returns available from equity investments in real estate such as the Resort depends in large part on the amount of income earned and capital appreciation generated by the Resort, reduced by the expenses incurred to operate it. In addition, a variety of other factors affect both income from the Resort and the Resort’s real estate value, including governmental regulations, real estate, insurance, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. When interest rates increase, the cost of developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. Any of these factors could have a material adverse impact on our results of operations or financial condition. If the Resort does not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, our income will be adversely affected.

Environmental regulations may increase the Resort’s costs, or limit our ability to develop, use or sell the Resort.

Environmental laws, ordinances and regulations of various federal, state, local and foreign governments impact our properties and could make us liable for the costs of removing or cleaning up hazardous or toxic substances on, under, or in property we currently own or operate. These laws could impose liability without regard to whether we knew of, or were responsible for, the presence of hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to properly clean up such substances when present, could jeopardize our ability to develop, use, sell or rent the real property or to borrow using the real property as collateral. If we arrange for the disposal or treatment of hazardous or toxic wastes, we could be liable for the costs of removing or cleaning up wastes at the disposal or treatment facility, even if we never owned or operated that facility. Other laws, ordinances and regulations could require us to manage, abate or remove lead or asbestos containing materials. Certain laws, ordinances and regulations, particularly those governing the management or preservation of wetlands, coastal zones and threatened or endangered species, could limit our ability to develop, use, or sell the Resort. Further, in the event that environmental obligations prevent us from developing, using or selling the Resort, distributions that we are able to pay to the holders of our stock could be reduced.

Although the courts have recently delivered favorable rulings in the Land Use Lawsuits to which we are a party, in the event that the ultimate rulings in these matters are unfavorable to us, the value of Parcel F and the Resort would be adversely effected.

As discussed in further detail under the heading “Legal Proceedings” in Part I Item 3 of this report, on March 10, 2005 we filed a motion to intervene as a defendant in the lawsuit styled Innisbrook Condominium Association, Inc., C. Frank Wreath, Meredith P. Sauer, and Mark Banning (as plaintiffs) vs. Pinellas County, Florida, Golf Host Resorts, Inc. and Innisbrook F LLC (as defendants), Case No. 043388CI-15. This matter relates to a tract of land within the Resort known as Parcel F. In April 2005, a subsequent lawsuit relating to this matter was filed. We are also a defendant in this subsequent lawsuit. In this report, we refer to the March 2005 and the April 2005 lawsuits collectively as the Land Use Lawsuits.

On January 6, 2006, the court ruled in favor of all defendants and against all plaintiffs as to each count in both cases. While we believe that the January 6, 2006 ruling is a favorable result for us and for the other defendants, the plaintiffs in the Land Use Lawsuits have the right to appeal or otherwise challenge that ruling. On March 8, 2006, the court formally entered its final judgment on the record ruling in favor of the defendants on all counts and denying all claims asserted by the plaintiffs in both cases. On March 31, 2006, the plaintiffs in the consolidated cases filed a notice of appeal. On April 4, 2006, the plaintiffs in the consolidated cases filed a notice of appeal.  The Second District Court of Appeal head oral argument on February 14, 2007.  The Appeal Court affirmed the Circuit Court judgment in favor of the Defendants on February 28, 2007 and denied the plaintiff-appellants’ motion for attorneys fees.  On March 14, 2007, the plaintiff-appellants filed a motion requesting the Appeal Court to rehear their claims.  The Appeal Court has not yet responded to this motion.

In the event that the Appeal Court grants the plaintiffs request to rehear the case and in the event that the  plaintiffs then convince the Appeal Court to overturn the February 28, 2007 ruling, we could lose all or substantially all of our land use and development rights with respect to Parcel F. Such an unfavorable result could adversely impact our ability to realize the benefits from the proposed development of Parcel F. In addition, if the defendants do not ultimately prevail in the rehearing of the Land Use Lawsuits and a court subsequently applies a similar interpretation of our rights with respect to the remaining developable units at the Resort, our land use and development rights in those remaining units could be jeopardized, adversely effecting both our ability to develop the Resort and the value of the Rental Pool units.

So-called acts of God, terrorist activity and war could adversely affect the Resort.

The Resort’s financial and operating performance may be adversely affected by so-called acts of God, such as natural disasters, in Florida and in areas of the world from which we draw a large number of guests. Similarly, wars (including the potential for war), terrorist activity (including threats of terrorist activity), political unrest and other forms of civil strife and geopolitical uncertainty have caused in the past, and may cause in the future, our results to differ materially from anticipated results. The returns to participants in the Rental Pool could be adversely impacted in the event that acts of God, war or terrorism impact the Resort’s ability to attract guests.

Some potential losses of the Resort are not covered by insurance.

We carry comprehensive insurance coverage for general liability, property, business interruption and other risks with respect to the Resort. Our policies offer coverage features and insured limits that we believe are customary for similar types of property. Generally, our “all-risk” property policies provide that coverage is available on a per occurrence basis and that, for each occurrence, there is a limit as well as various sub-limits on the amount of insurance proceeds we can receive. In addition, there may be overall limits under the policies. Sub-limits exist for certain types of claims such as service interruption, abatement, expediting costs or landscaping replacement, and the dollar amounts of these sub-limits are significantly lower than the dollar amounts of the overall coverage limit.

In addition, there are also other risks such as war, certain forms of terrorism such as nuclear, biological or chemical terrorism, acts of God such as hurricanes and earthquakes and some environmental hazards that may be deemed to fall completely outside the general coverage limits of our policies or may either be uninsurable or too expensive to justify insuring against.

Our golf course operations at the Resort are currently managed by an outside manager, Troon.  On February 22, 2007, we sent Troon a notice of termination in regards to the Facilities Management Agreement pursuant to which Troon manages the golf operations at the Resort. We and Troon are in the process of negotiating the terms and conditions of the termination which we expect to be effective upon the conclusion of our negotiations and the execution of a termination agreement.  As a result of the termination of Troon’s Facilities Management Agreement,  the Resort’s results of operations could be adversely affected.

Troon continues to manage the golf facilities at the Resort pursuant to a facility management agreement that we assumed upon Westin’s termination on October 31, 2006. On February 22, 2007, we sent Troon a notice of termination in regards to the Facilities Management Agreement pursuant to which Troon manages the golf operations at the Resort. We and Troon are in the process of negotiating the terms and conditions of the termination which we expect to be effective upon the conclusion of our negotiations and the execution of a termination agreement.   Following Troon’s termination, we currently intend to manage the golf operations internally. If we do not prove to be as successful as Troon in managing the Resort’s golf operations, the Resort’s results of operations could be adversely affected.  Also, upon Troon’s termination, certain of the Troon employees employed at the Resort may decide to stay with Troon and leave the Resort.  We face the risk that we may not be able to replace these employees with equally qualified employees with golf or Resort industry experience.

A sustained increase in energy costs may negatively impact the Resort’s results by increasing its energy-related costs and by discouraging potential guests from traveling and taking part in recreational activities.

During the past year, energy costs in the United States have increased substantially. Energy costs represent an increasingly larger percentage of the costs of the Resort, and we expect energy costs to increase in both absolute and relative terms in future periods. In addition, we expect that higher energy costs will negatively affect the Resort by discouraging travel and recreational activities. In particular, potential guests of the Resort are less likely to travel as they bear the affects of higher energy costs as either higher airline fares or in an increased cost per gallon of gasoline. In addition, higher energy costs may reduce the disposable income of potential guests, making them less likely to spend money for travel and recreational activities. As a result of these factors, a sustained increase in energy costs may negatively impact the Resort’s results by increasing its energy-related costs and by discouraging traveling and taking part in recreational activities.